Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Helport Limited	British Virgin Islands
Helport Group Limited	British Virgin Islands
Helport Pte. Ltd.	Singapore
Helport AI Inc.	State of Delaware
Tristar Acquisition I Corp.	Cayman Islands